MAZOR ROBOTICS LTD.
7 HaEshel Street
Caesarea Industrial Park South
38900 Israel

September 18, 2013

Via EDGAR

Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:      Mazor Robotics Ltd.
Registration Statement on Form F-1
Submitted August 5, 2013
            CIK No. 0001566844

Dear Ms. Ravitz:

The purpose of this letter is to respond to your letter of August 30, 2013 regarding the above confidentially submitted registration statement. For your convenience, your original comments appear in italics, followed by our response. We are concurrently filing on EDGAR the Form F-1. Page references in our response are to Form F-1.

Confidential Draft Registration Statement

1.	Please revise to include all information other than that which can be omitted as provided by Rule 430A when you file your Form F-1. For example, we note the blanks currently on the prospectus cover.

All information has now been included except Rule 430A information.

2.
Please include the names of the lead underwriters in the next amended draft registration statement or filed registration statement. Please be advised that we will defer our review of any amended draft registration statement or filed registration statement that does not include the names of the lead underwriters and will proceed with our review only when the lead underwriters are named in an amended draft registration statement or filed registration statement.

Information about the lead underwriters is now included.

Prospectus Summary, page 4

3.
Please discuss briefly your history of net losses, accumulated deficit and that you anticipate that you will continue to incur substantial net losses for at least the next two years. We note the disclosure in the risk factor on page 11.

We have added language as follows at page 4: “We have sustained net losses in every fiscal year since our inception in 2000, including a net loss of $7.1 million for the year ended December 31, 2012, and a net loss of $15.0 million for the six months ended June 30, 2013. As of December 31, 2012, we had total shareholders’ equity of $12.8 million and cash and cash equivalents and short term investments of $17.0 million. As of June 30, 2013, we had total shareholders’ equity of $19.4 million and cash and cash equivalents and short term investment of approximately $18.3 million.  Our accumulated deficit as of June 30, 2013 was $67.0 million.  We anticipate that we will continue to incur substantial net losses for at least the next two years as we expand our sales and marketing capabilities in the spine and neurosurgery products market, continue our commercialization of our Renaissance system, expand its adoption and clinical implementation, and continue to develop the infrastructure required to sell and market our products globally.”

4.
Please revise to avoid the use of compound annual growth rates, as the limited information about two points in time may obscure important information about the intervening period. In addition, where you present your revenue numbers in the summary, please also provide the associated income or loss number for the period presented.

References to compound annual growth rates have been removed from page 4 and page 66.  Information regarding associated income and loss for the period presented at page 4 is now included as described in the response to the prior comment.

If we, or the other parties from whom we license intellectual property, page 23

5.
Since you have entered into a distribution agreement resulting in sales to your distributors in China, disclose that China has historically provided less protection to a company's intellectual property than the United States.

The last sentence of that risk factor addresses this issue generically.  We have added a sentence at page 22 that says:  “Among these countries is China where we have sales pursuant to a distribution agreement with a local distributor.”

We may lose our foreign private issuer status in the future, page 40

6.
Clarify that Form 20-F permits a foreign private issuer to disclose compensation information on an aggregate basis only if executive compensation disclosure on an individual basis is not required or otherwise has not been provided in the issuer's home jurisdiction. See Form 20-F Item 6.B. In addition, please revise your disclosure throughout to make clear whether you are taking advantage of the ability to disclose compensation in this manner.

We have added language as follows at page 38:  “…while the SEC forms applicable to foreign private issuers permit them to disclose compensation information on an aggregate basis if executive compensation disclosure on an individual basis is not required or otherwise has not been provided in the issuer's home jurisdiction. We disclose individual compensation information, but this disclosure is not as comprehensive as that required of U.S. issuers since we are not required to disclose more detailed information in Israel.  We intend to continue this practice as long as it is permitted under the SEC’s rules and Israel’s rules do not require more detailed disclosure.”

We have also added the following information immediately above the compensation table at page 91:  “As permitted by SEC rules, because we are a foreign private issuer, this information is not as comprehensive as that required of U.S. issuers since we are not required to disclose more detailed information in Israel. We intend to continue this level of disclosure as long as it is permitted under the SEC’s rules and Israel’s rules do not require more detailed disclosure.”

Risks relating to an investment in our ADSs and this offering, page 35

7.
Add a risk factor that discloses the risks resulting from the fact that, because an ADS holder's voting and distribution rights are governed by the deposit agreement, an ADS holder may not have, or may not be able to exercise, the same voting and distribution rights as an ordinary shareholder.

We have added two new risk factors at page 35.

Price Range of Ordinary Shares, page 42

8.	Provide the high and low closing sale prices of your ordinary shares on the TASE for each of the most recent six months. See Form 20-F Item 9.A.4.(c).

This information has been added.

Use of Proceeds, page 43

9.
Please disclose the portion of the proceeds that you intend to use for each of the purposes mentioned in the first sentence of the second paragraph. If you do not have a specific plan for a significant portion of the proceeds, please say so clearly and discuss the principal reasons for the offering.

We have not determined the amount of net proceeds to be used specifically for each of the mentioned purposes.  We have added the following at page 42: “The principal purpose for this offering is to increase our capital resources that will support our continued growth and increase our and our Renaissance system’s awareness in the marketplace.”

Capitalization, page 45

10.
The capitalization table should not function as a balance sheet. Therefore, either delete the reference to "cash and cash equivalents," or else present the "cash and cash equivalents" item separately from the liabilities and shareholders' equity items in the capitalization table.

The capitalization table has been revised to present the “cash and cash equivalents” item separately from the liabilities and shareholders' equity items in the capitalization table.

Dilution, page 47

11.	Please revise to disclose how the data in the tables on page 47 would change assuming the exercise of all warrants and options.

This information has been added.

Selling and marketing expenses, page 54

12.
Please expand the disclosure in this section to disclose the amount of the excise tax fee that is included within sales and marketing expenses. We note the disclosure in the first paragraph on page 140 regarding the medical devices excise tax.

The excise tax fee amount of $134,000 for the six months ended June 30, 2013 has been added.

Corporate governance practices, page 101

13.	Since you apparently intend to meet the Nasdaq rule requiring that a majority of a listed company's board be independent, identify those board members that satisfy this requirement.

Gil Bianco, David Schlachet and Sarit Soccary Ben-Yochanan have been identified on page 86 as independent directors as defined under Rule 5605(a)(2) of the Nasdaq Listing Rules.

Description of Ordinary Shares, page 120

14.	Clarify whether Israeli law or your articles of association allow for:

●	cumulative voting;
●	a shareholder's right of inspection of corporate records; and
●
the issuance of preferred stock or the adoption of other "poison pill" measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

With respect to cumulative voting, we have added the following at page 111: “Our Articles of Association do not provide our shareholders with any cumulative voting rights.”

With respect to a shareholder’s right of inspection of corporate records, we have added the following at page 110:

“Shareholder's rights of inspection of the Company records

Pursuant to the Companies Law, shareholders have the right to inspect the Company documents that are specified below:

(1)           minutes of the General Meetings;

(2)           the Shareholders Register and the Register of Substantial Shareholders;

(3)           a document in the company's possession, relating to an act or transaction with interested parties that requires approval by the General Meeting;

(4)           Articles of Association and financial reports; and

(5)           any document that the company must submit under the Companies Law and under any statute to the Companies Registrar or to the Israeli Securities Authority and that is available for public inspection at the Companies Registrar or the Israeli Securities Authority, as the case may be.”

With respect to “poison pill” measures, we have added the following at page 112: “The Companies Law provides that any resolution to change the Articles of Association so that a certain provision may only be changed by a special majority of the shareholders (as shall be defined in such resolution) shall require the same special majority of the shareholders.

As long as our Company's securities are traded on the TASE, we are subject to the provision of Section 46b(2) of the Israeli Securities Law, 5728-1968 according to which any further issuance of our shares will be of the most preferential voting shares; however we may issue preferred shares which grant a preference in the distribution of dividends but do not grant voting rights.”

Underwriting, page 141

15.           Please explain the significance of the phrase "joint book-running" to investors.

We have deleted the reference to joint book running as there will be no joint book-running among the underwriters.

*     *    *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call our attorney, Edwin Miller (617) 398-0408 of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP in Boston, if you have any questions or require additional information.

Sincerely, MAZOR ROBOTICS LTD.
By: /s/ Ori Hadomi
Name: Ori Hadomi
Title: Chief Executive Officer

cc, with a marked copy of Form F - 1:

Tom Jones

Edwin Miller, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

Oded Har-Even, Zysman, Aharoni, Gayer and Sullivan & Worcester LLP

Peter Handrinos, Latham & Watkins LLP